

SEC
Mail Processing
Section

JUN 2 9 2009

Washington, DC
100

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2008

Commission File Number 001-08918

SunTrust Banks, Inc. 401(k) Plan
303 Peachtree Center Avenue
Suite 200
Atlanta, GA 30303

Issuer:

SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent registered public accounting firm (attached), and

2. Written consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (attached).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SunTrust Banks, Inc. 401(k) Plan
(The registrant)

By: SunTrust Banks, Inc.,
Benefits Plan Committee Administrator



Thomas E. Panther
Senior Vice President, Controller, and
Principal Accounting Officer

Date: June 26, 2009

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-50796, 333-91519, 333-86306, 333-132035 and 333-158867) pertaining to the SunTrust Banks, Inc. 401(k) Plan of SunTrust Banks, Inc. of our report dated June 25, 2009, with respect to the financial statements and schedule of the SunTrust Banks, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst & Young LLP

Atlanta, Georgia
June 25, 2009


FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

SunTrust Banks, Inc. 401(k) Plan
As of December 31, 2008 and 2007 and for the
Year Ended December 31, 2008
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

0901-1019136

ERNST & YOUNG

SunTrust Banks, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Plan Committee of
SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
June 25, 2009

SunTrust Banks, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2008	**2007**
Assets		
Investments:		
SunTrust Banks, Inc. common stock	**$ 399,839,970**	$ 808,521,741
Mutual funds	**653,701,220**	1,027,748,913
Money market mutual fund	**162,804,963**	120,264,556
Collective trust fund	**70,927,293**	117,487,795
Loans due from participants	**58,033,882**	60,941,542
Total investments	**1,345,307,328**	2,134,964,547
Cash	**5,103,709**	6,443,764
Receivables:		
Due from broker for securities sold	**413,382**	1,271,344
Accrued interest and dividends	**1,142,496**	779,794
Employer contributions	**7,731,893**	7,094,314
Total receivables	**9,287,771**	9,145,452
Total assets	**1,359,698,808**	2,150,553,763
Liabilities		
Due to broker for securities purchased	**3,949,193**	2,845,534
Total liabilities	**3,949,193**	2,845,534
Net assets available for benefits	**$1,355,749,615**	$2,147,708,229

See accompanying notes.

SunTrust Banks, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions	
Contributions:	
Participant	$ 124,524,560
Rollover	4,081,704
Employer	78,877,150
Total contributions	207,483,414
Dividends and interest income	58,764,963
Total additions	266,248,377
Deductions	
Benefit payments to participants	235,004,050
Net depreciation in fair value of investments	823,202,941
Total deductions	1,058,206,991
Net decrease	(791,958,614)
Net assets available for benefits at beginning of year	2,147,708,229
Net assets available for benefits at end of year	$1,355,749,615

See accompanying notes.

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the Plan) is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC). The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and Plan document for a more complete description.

The Plan document provides that the Plan will be administered by a committee (the Benefits Plan Committee) appointed by the Chief Financial Officer of SunTrust Banks, Inc. (the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, on-call, prime time or temporary, as defined, is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. Employees who elect to participate are immediately 100% vested. Employees with employment effective dates after March 31, 2007, will be automatically enrolled in the Plan at 3% for the first 12 months of participation, 4% for the second year, 5% for the third year, and 6% for the fourth year and each subsequent year of participation. Participants will no longer be treated as automatic enrollees once they elect to modify their deferral percentage.

Contributions

Under the Plan's provisions, participant deferrals are permitted for 1% to 20% of eligible compensation, as defined. Participants also have the option to contribute additional amounts if they are age 50 or older. Effective January 1, 2008, the employer matching contributions will be made in an amount equal to 100% of the first 5 percent of eligible compensation contributed by each participant. Effective January 1, 2007, all participants may elect to diversify 100% of the investment of their matching account balances into funds other than the SunTrust Common Stock Fund.

1. Plan Description (continued)

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match, distributions, loans, and the allocation of Plan earnings or losses. The allocation of Plan earnings or losses is based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

The Trustee

SunTrust Bank (Trustee), a wholly owned subsidiary of the Company, serves as the Trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of the investments held by the Plan.

Loans to Participants

The Plan allows its participants to borrow funds at a rate of interest determined by the Benefits Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. During the year ended December 31, 2008, interest rates ranged from 4 % to 12 %. The interest rate is equivalent to the prime interest rate plus 1% based on the prime interest rate in effect on the last day of the previous month. Participants are charged administrative fees for the processing of any loan.

Benefits

A participant (or beneficiary, if applicable) upon attaining age 59 ½ or upon separation of service, death, disability, retirement, or voluntary departure, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to exceed 9 years. Participants with balances less than $1,000 upon termination must take a lump sum distribution.

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants' account balances will remain nonforfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). In accordance with SFAS No. 157, the Company applied the following fair value hierarchy:

> Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or futures contracts.
>
> Level 2 – Assets or liabilities valued based on observable market data for similar instruments.
>
> Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

2. Summary of Significant Accounting Policies (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

SunTrust Banks, Inc. common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds and Money Market funds: Valued at the net asset value ("NAV") reported in the active market where the funds or underlying assets are traded on an active basis.

Collective trust fund: Valued at each business day at its reported NAV.

Participant loans: The outstanding principal amount of participant loans approximates their fair value. The Plan determined the fair value of participant loans based on the present value of future loan payments using the prime rate at December 31, 2008 and considered the credit worthiness of the participants.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment Transactions and Income

Investment transactions are recorded on the trade date. Realized gains/losses on investments are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-dividend date. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation/depreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in net depreciation in fair value of investments in the accompanying financial statements.

2. Summary of Significant Accounting Policies (continued)

Plan Expenses

Expenses for purchases and sales of Plan assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2008, all administrative expenses for the Plan were paid by the Company.

Benefit Payments

Distributions to participants are recorded when payment is made. In-kind distribution of shares in SunTrust Common Stock, with cash for any fractional shares, is also an available form of benefit payment. The record-keeper uses the closing price on the day the distribution is processed to calculate the number of shares.

Forfeitures

No forfeitures exist because participants are immediately 100% vested in Company contributions.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2008 and 2007, are as follows:

	2008	2007
SunTrust Banks, Inc. Common Stock	$ 399,839,970	$ 808,521,741
RidgeWorth Prime Quality Money Market Fund	162,804,963	120,264,556
RidgeWorth Investment Grade Bond Fund	92,079,847	**
SunTrust 500 Index Retirement Fund	70,927,293	117,487,795
RidgeWorth Large Cap Core Equity Fund	68,304,954	133,566,598
Dodge & Cox Balanced Fund	**	128,204,584
RidgeWorth Large Cap Growth Stock Fund	**	112,705,405

** Investment balance is less than 5% for respective Plan year.

3. Investments (continued)

During 2008, the Plan's investments (including gains and losses on investments bought and sold during the year, excluding loans to participants, as well as held during the year) depreciated in fair value as follows:

	Net Depreciation, in Fair Value of Investments
Fair value determined by quoted market prices	
SunTrust Banks, Inc. Common Stock	$ (420,442,487)
Mutual funds	(360,705,925)
Fair value determined by quoted redemption values	
Collective trust fund	(42,054,529)
	$ (823,202,941)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008

		Fair Value Measurements at December 31, 2008 Using		
	Assets Measured at Fair Value December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
SunTrust Banks, Inc. common stock	$ 399,839,970	$ 399,839,970	$ -	$ -
Mutual funds	653,701,220	653,701,220	-	-
Money market mutual fund	162,804,963	162,804,963	-	-
Common and collective fund	70,927,293	-	70,927,293	-
Participant loans	58,033,882	-	-	58,033,882
	$ 1,345,307,328	$ 1,216,346,153	$ 70,927,293	$ 58,033,882

3. Investments (continued)

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008

	Year Ended December 31, 2008
Participant loans balance at beginning of year	$ 60,941,542
New loans issued and acquired, and loan principal repayments, net	(2,907,660)
Participant loans balance at end of year	$ 58,033,882

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Due to the significant investment in SunTrust Banks, Inc. common stock, a decline in the value of the stock could have a material impact on the performance of the Plan. There has been a significant decline in the stock market and the Company's common stock price since December 31, 2008.

5. Party-in-Interest Transactions

Since SunTrust Bank is Trustee of the Plan all investments and income relating to all investments held by the Plan are transactions with parties-in-interest. The Company's contributions may be made in cash or in common stock. During 2008, all of the Company's contributions were made in Company common stock with cash contributions made for fractional shares of common stock. At December 31, 2008 and 2007, the Plan held 13,535,544 and 12,938,418 shares, respectively, of Company common stock, which represented an ownership interest in the Company of less than 5% of the Company's outstanding common shares at that date.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

7. Plan Amendment

Effective January 1, 2009 matching contributions are invested according to each participant's investment election in effect for their deferrals, unless a participant elects otherwise. For the participants who do not have an investment election in effect, the Plan will invest the participants' matching contributions in the Qualified Default Investment Alternative fund closest to the date when the participants reach age 65.

Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan

EIN #58-1575035 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	SunTrust Banks, Inc. common stock	Common Stock	$ 399,839,970
*	RidgeWorth Large Cap Growth Stock Fund	Mutual Fund	66,727,799
*	RidgeWorth Large Cap Core Equity Fund	Mutual Fund	68,304,954
*	RidgeWorth Small Cap Growth Stock Fund	Mutual Fund	49,193,468
*	RidgeWorth SEIX High Yield	Mutual Fund	7,294,593
*	RidgeWorth Investment Grade Bond Fund	Mutual Fund	92,079,847
*	RidgeWorth Large Cap Value Equity Income Fund	Mutual Fund	53,145,032
*	RidgeWorth Short-term Bond Fund	Mutual Fund	29,080,641
*	RidgeWorth Mid Cap Core Equity Fund	Mutual Fund	26,146,424
	Bernstein Sanford International Portfolio Fund	Mutual Fund	33,191,927
	Dodge & Cox Balanced Fund	Mutual Fund	67,050,024
	Dreyfus Premier Small Cap Value Fund	Mutual Fund	17,955,752
	Dreyfus Institutional Reserves Treasury Prime Fund	Mutual Fund	9,382,218
	Vanguard Mid Cap Index Fund	Mutual Fund	7,508,101
	Price T. Rowe Retirement FDS INC 2010 FD	Mutual Fund	6,487,782
	Price T. Rowe Retirement FDS INC 2020 FD	Mutual Fund	10,907,226
	Price T. Rowe Retirement FDS INC 2030 FD	Mutual Fund	8,714,315
	Price T. Rowe Retirement FDS INC 2040 FD	Mutual Fund	4,275,959
	Price T. Rowe Retirement FDS INC Income FD	Mutual Fund	2,742,026
	Price T. Rowe Retirement FDS INC 2055 FD	Mutual Fund	1,118,275
	Price T. Rowe Retirement FDS INC 2050 FD	Mutual Fund	1,150,259
	Price T. Rowe Retirement FDS INC 2045 FD	Mutual Fund	2,357,801
	Price T. Rowe Retirement FDS INC 2035 FD	Mutual Fund	4,776,245
	Price T. Rowe Retirement FDS INC 2025 FD	Mutual Fund	8,781,762
	Price T. Rowe Retirement FDS INC 2015 FD	Mutual Fund	10,310,327
	Price T. Rowe Retirement FDS INC 2005 FD	Mutual Fund	541,550
*	RidgeWorth Intl Equity Index Equity Fund	Mutual Fund	43,966,573
*	RidgeWorth Aggressive Growth Stock Equity Fund	Mutual Fund	20,510,340
	Total Mutual Funds		653,701,220
*	RidgeWorth Prime Money Market Fund	Money Market Mutual Fund	162,804,963
*	STI 500 Index Retirement Fund	Collective Trust	70,927,293
*	Participant loans	Due at various times with interest rates from 4.0% to 12.0%	58,033,882
			$ 1,345,307,328

*Party in Interest, as defined by ERISA

(d): Cost information has not been included because all investments are participant directed.

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